1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOR ALDEN

thor.alden@dechert.com +1 202 261 3391 Direct

October 22, 2015

VIA EDGAR

Edward P. Bartz
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	RBC Funds Trust (the “Trust”) File Nos.: 333-111986; 811-21475

Dear Mr. Bartz:

We are writing in response to comments provided on October 9, 2015 with respect to Post-Effective Amendment No. 88 (“PEA 88”) filed on Form N-1A on August 26, 2015 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended, to register Class A shares of RBC Mid Cap Value Fund (the “Fund”), a new share class of the Fund. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on their behalf.

On behalf of the Fund, set forth below are the SEC Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.  Please file a copy of the registration statement included in PEA 88 that is marked to show the changes against the currently effective registration statement of the existing share class of the Fund. Also confirm that any future amendments will be accompanied by a marked copy showing changes from the prior filing. Please refer to Securities Act Rule 472.

Response 1.       We confirm that a marked copy of the registration statement was filed as a Correspondence filing on EDGAR on October 9, 2015 and that future amendments will also include a marked copy in accordance with Securities Act Rule 472.

Comment 2.  Please delete the reference to footnote 3 in the bottom row of the Fund’s Fees and Expenses Table.

Response 2.       The disclosure has been revised accordingly.

Comment 3.  Please define the term “CDSC” as used in footnote 1 to the Fund’s Fees and Expenses Table.

Response 3.       The disclosure has been revised accordingly.

Comment 4.  Please delete footnote 2 to the Fund’s Fees and Expenses Table because such disclosure is not required per SEC Form N-1A.

Response 4.       The disclosure has been revised accordingly.

Comment 5.  Footnote 1 on page 11 of the Prospectus states that “The Fund will carry forward, for a period not to exceed 12 months from the date on which the Advisor waives fees or pays expenses, any expenses in excess of the expense limitation and repay the Advisor such amounts, provided the Fund is able to do so and remain in compliance with the expense limitation in place at the time the fees were waived or expenses paid.” Please include similar language in the Fund’s Fees and Expenses Table.

Response 5.       The disclosure has been revised accordingly.

Comment 6.  The Fund lists counterparty risk as a principal risk of its principal investment strategies. If the Fund uses derivatives that are subject to counterparty risk, please disclose accordingly in the principal investment strategies section of the Fund’s Prospectus.

Response 6.       The Fund does not use derivatives as a principal investment strategy and has removed counterparty risk as a principal risk.

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Comment 7.  Please supplementally explain how derivatives are valued for purposes of the Fund’s 80% names rule policy and confirm that the notional value is not used.

Response 7.       The market value of such derivatives will be used for purposes of the Fund’s 80% policy and the notional value is not used.

Comment 8.  The Fund states on page 8 of the Prospectus that the Fund’s investment objective is non-fundamental and therefore may be changed by the Board of Trustees without shareholder approval. Please explain supplementally whether and how the Registrant would provide notice to shareholders of such a change.

Response 8.       The Fund will provide shareholders with at least 60 days’ prior notice of any change to its investment objective.

Comment 9.  The Prospectus includes a discussion of cyber security risk on page 9 in the “More on the Fund’s Investment Objectives, Principal Investment Strategies and Principal Risks” section. Please explain supplementally why cyber security risk is considered a principal risk.

Response 9.       The discussion of cyber security risk has been deleted from the Prospectus and has been included in the Statement of Additional Information instead.

Comment 10.  The Prospectus indicates that redemptions by wire are subject to a $15 wire fee, which is not currently shown as a redemption fee in the Fund’s Fees and Expenses Table. Please show that amount in the Fees and Expenses Table.

Response 10.      We have not implemented the requested change because the Fund believes that the current disclosure meets the Form N-1A requirements. We note that Item 3 to Form N-1A provides that, if applicable, a redemption fee should be provided as a percentage of the amount redeemed. In this case, the $15 wire fee is an amount charged to a shareholder if they request a particular service from a bank (i.e., wire services) and the $15 amount should not be presented as a Shareholder Fee charged by the Fund as it could arguably mislead the reader that there is such a charge on every redemption. We believe that the current disclosure in the Prospectus is sufficient and consistent with Form N-1A requirements.

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Comment 11.  The Statement of Additional Information provides on page 5 that the Fund may invest in swap agreements. Please disclose in the SAI whether the Fund is a protection seller and if so, that it will segregate assets equal to the full notional value of the swap.

Response 11.      The Fund does not invest in swap agreements and has revised its disclosure accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3391. Thank you.

Sincerely,

/s/ Thor Alden

Thor Alden

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